EXHIBIT 99.1

NXT Energy Solutions Announces 2018 Year End Results and Update on $US8.9 Million SFD® Survey

CALGARY, Alberta, April 01, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) today announced the Company's financial and operating results for the year ended December 31, 2018.  All dollar amounts herein are in Canadian Dollars. Please see details of the conference call scheduled for 4:30 P.M. EST today at the end of this letter.

Q4 Financial and Operating Highlights

Key financial and operational highlights for the fourth quarter and 2018 include:

  Following the Company’s participation at the Upstream West Africa Summit in Senegal in Q2, NXT management traveled twice to Africa to meet with representatives of the Nigerian National Petroleum Corporation (“NNPC”) and the Ghana National Petroleum Corporation (“GNPC”) to discuss the benefits SFD® would bring to their current exploration programs.  Discussions with NNPC continued in the fourth quarter of 2018 and have resulted in the signing of a contract in March 2019 with PE Energy Limited, a Nigerian oil and gas service company, for the value of approximately $US8.9 million.  PE Energy Limited has a contract with NNPC, to provide 5,000-line kms of SFD® Surveys in Nigeria.  Data acquisition operations for this contract are expected to commence in early April 2019 and NXT’s interpretations and recommendations are expected to be delivered during the third quarter of 2019.
  The Company has received a $300,000 USD mobilization fee from PE Energy Limited to begin the SFD® Surveys in Nigeria.  A $1 Million USD pre-survey payment must be paid to NXT within five (5) days of performing a 100-line KM pilot survey.  The pilot survey must be completed to the satisfaction of NNPC to evaluate the response of the SFD® in the Nigerian geological environment.  Thereafter, payments will be made upon completion of each of three (3) project milestones: (i) data acquisition, (ii) interpretation and (iii) delivery of a report with satisfaction of all performance conditions under the contracts.  The contracts have resulted from more than six months of negotiations and the exchange of substantial technical information on the performance of the SFD®.
  In February 2019, NXT entered into a Co-operative Agreement with Alberta Green Ventures (“AGV”), to propose up to three SFD® surveys within two years.  The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.
  NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America.  This includes an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the Agreement, subject to approval from the TSX.
  NXT received notification of the granting of NXT's SFD® patent in China on April 13, 2018.
  In September 2018, NXT received a United States patent for its new sensor design we term the “Cascade” configuration.  The Cascade sensor is the result of NXT’s continued research & development efforts and builds upon our existing US patent.  Management believes the Company’s Cascade sensors will provide enhanced ability for identifying trapped fluid bodies indicative of potential hydrocarbon accumulations along with improved reliability and flexibility during SFD® survey operations.
  In October, we signed an MOU with BGP Inc., a subsidiary of China National Petroleum Corporation, to further explore opportunities for NXT and PGP Inc. to work together.  NXT’s forward strategy is to secure SFD® contracts with BGP and its affiliates.
  The MOU entered into between Generation Resource Discoveries (“GRD”), NXT’s regional representative and the Government of Aceh, Indonesia on February 22, 2018, GRD has expired.
  As mentioned in the third quarter, as a result of recent political changes in the government of Sri Lanka, our contract negotiations have been put on hold.  We will assess when discussions can be renewed.
  NXT completed a private placement financing on July 3, 2018 of $9,484,810 through the issuance of an aggregate of 10,264,946 units at $0.924 per unit (the "Private Placement").  Each unit consists of one common share and one-third of one common share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one common share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement on February 16, 2018.  As the result of the Co-operation Agreement between AGV and NXT, the Company has received conditional approval from the Toronto Stock Exchange to extend the Warrants for 12 months until February 16, 2020, subject to disinterested shareholder approval.
  No survey revenues were recorded in 2018.
  A net loss of $1.39 million was recorded for Q4-18, including amortization expense of $0.45 million and stock-based compensation expense recovery in Q4 of $(0.17) million.
  A net loss of $6.97 million was recorded for 2018 YTD, including amortization expense of $1.79 million and stock-based compensation expense of $0.39 million.
  Operating activities used $1.16 million of cash during Q4-18 and net cash used for financing activities was $0.01 million.
  Losses per common share were $0.02 for Q4-18 and $0.11 for 2018 YTD (basic and diluted).
  Operating activities used $6.04 million as at 2018 YTD and net cash from financing activities was $9.18 million.
  General and administrative costs for 2018 YTD as compared to 2017 YTD have been reduced by $0.96 million or 19% mostly due to a reduction in headcount, public company costs and partially offset by increased business development activity.
  Cash and short-term investments at the end of the Q4-18 were $4.24 million.

Message to Shareholders

George Liszicasz, President, and CEO of NXT, commented, “NXT had a very busy fourth quarter planning and finalizing our recently announced Nigerian SFD® Survey valued at $8.9 Million USD. This past weekend we mobilized our aircraft and equipment to begin the pilot survey in Nigeria, and we will commence the 5,000-line KM survey soon after the pilot survey is successfully completed.

Exploration interest continues to increase globally evidenced by significant number of countries announcing bid-rounds recently.  We continue to pursue additional opportunities.

On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support.  We have started the year on a positive note with the Nigerian SFD® Survey and continued business development activity.  We are looking forward to the rest of 2019.”

Summary highlights of NXT's 2018 fourth quarter and full year financial statements (with comparative figures to 2017) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company's full year 2018 audited consolidated financial statements, the related management's discussion and analysis ("MD&A") and Annual Information Report.

(all in Canadian $)	Three months ended December 31,
	2018	2017
Operating results:
Survey revenues	$-	$-
Survey expenses	315,175	252,212
General & administrative expenses	875,705	1,248,181
Stock based compensation expense	(173,367)	84,351
Amortization and other expenses, net	447,942	454,163
	1,465,455	2,038,907
Income (loss) before income taxes	(1,392,716)	(2,093,402)
Income tax expense
Current	-	2,958
Deferred	-	-
	-	-
Comprehensive loss for the period	(1,392,716)	(2,096,360)

Loss per common share – basic	$(0.02)	$(0.04)
Loss per common share – diluted	$(0.02)	$(0.04)

Number of common shares outstanding as at end of the period	68,573,558	58,161,133
Weighted average number of common shares outstanding for the period:
Basic	68,573,558	56,501,184
Diluted	68,573,558	56,501,184

Cash provided by (used in):
Operating activities	(1,162,392)	(514,183)
Financing activities	(12,187)	2,019,864
Investing activities	1,100,000	(1,408,000)
Net cash inflow (outflow)	(74,579)	96,916
Cash and cash equivalents, beginning of the period	414,111	69,702
Cash and cash equivalents, end of the period	339,532	166,618

Cash and cash equivalents	339,532	166,618
Short-term investments	3,900,000	950,000
Total cash and short-term investments	4,239,532	1,116,618

Net working capital balance	3,823,832	-318,166

	Twelve months ended December 31,
	2018	2017
Operating results:
Survey revenues	$-	$-
Survey expenses	1,103,946	1, 289,429
General & administrative expenses	3,999,089	4,960,961
Stock based compensation expense	386,154	581,356
Amortization and other expenses, net	1,790,267	1,897,576
	7,279,456	8,729,322
Income (loss) before income taxes	(6,968,511)	(8,894,853)
Income tax expense (recovery)
Current	-	75,454
Deferred	-	-
	-	75,454
Comprehensive income (loss) for the period	(6,968,511)	(8,970,307)

Loss per common share – basic	$(0.11)	$(0.16)
Loss per common share – diluted	$(0.11)	$(0.16)

Weighted average number of common shares outstanding for the period:
Basic	65,455,325	54,523,113
Diluted	65,455,325	54,523,113

Cash provided by (used in):
Operating activities	(6,043,919)	(5,464,679)
Financing activities	9,176,839	2,022,943
Investing activities	(2,960,006)	3,117,858
Net cash inflow (outflow)	172,914	(323,878)
Cash and cash equivalents, beginning of the period	166,618	490,496
Cash and cash equivalents, end of the period	339,532	166,618

NXT's 2018 fourth quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Monday, April 1, 2019
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American Participants Call:	1-888-378-4398
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8009525114
Participant Pass Code	368019#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the timing and extent of potential future growth opportunities in new international markets including the potential securing of SFD® contracts, new business ventures, the ability to successfully complete the SFD® data acquisition on the terms of the contract, complete the SFD® recommendations within the contract parameters, and ensuring payments of all contract amounts in accordance with the terms of the contract, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2018, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled "Non-GAAP Measures” in NXTs management's discussion and analysis of financial results for the year ended December 31, 2018 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. Management's discussion and analysis of financial results and the audited consolidated financial statements and notes for the year ended December 31, 2018, are available through the Internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.